

January 15, 2021

R. Scott Dennis
Chief Executive Officer
Invesco Real Estate Income Trust Inc.
1555 Peachtree Street, N.E. Suite 1800
Atlanta, Georgia 30309

> **Re: Invesco Real Estate Income Trust Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-11**
> **Submitted November 12, 2020**
> **Response Dated December 18, 2020**
> **CIK No. 0001756761**

Dear Mr. Dennis:

We have reviewed your December 18, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment to Draft Registration Statement on Form S-11

Investment Portfolio
Medical Office Portfolio, page 110

1. We note your response letter dated December 18, 2020. For any completed or probable acquisition, please provide us with the following information:
   - Name or description of the property or investment;
   - Actual or expected date of the acquisition or investment;
   - Total purchase price or amount invested, inclusive of any debt assumed or entered into to purchase the property or investment;
   - If applicable, your share of the purchase price or amount invested, inclusive of any

debt assumed or entered into to purchase the property or investment;

- Registrant's assets as of the date of the acquisition plus the proceeds (net of commissions) in good faith expected to be raised in the registered offering over the next 12 months;
- Total cost of the properties acquired immediately prior to filing an initial registration statement, properties to be acquired upon closing the IPO, and properties identified as probable future acquisitions; and
- Total assets as of the end of the most recently completed fiscal year required to be filed at or prior to the date of acquisition.

2.  We note your response letter dated December 18, 2020.  Not including any of the completed or probable acquisitions or investments listed in your response to the above comment, please tell us if there are any expectations to make additional investments or purchase additional properties before effectiveness.  To the extent there are additional investments or properties, please provide us with details about these investments and properties.

 You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Aaron C. Hendricson